7 March 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 203,500 RELX PLC ordinary shares at a price of 1224.4575p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 70,092,380 ordinary shares in treasury, and has 1,106,396,752 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 6,212,600 shares.

RELX NV announces that today, it purchased (through UBS Limited) 181,500 RELX NV ordinary shares at a price of €14.9823 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 62,645,094 ordinary shares in treasury, and has 986,024,963 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 5,531,700 shares.